CHINA CABLECOM HOLDINGS, LTD.	JAGUAR ACQUISITION CORPORATION
17 State Street, Suite 1600	161 Washington Street, Suite 1050
New York, NY 10004	Conshohocken, PA 19428

February 29, 2008

Michele Anderson, Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.Washington, D.C. 20549
Mail Stop 3720

Re:	China Cablecom Holdings, Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed February 13, 2008
File No. 333-147038

Jaguar Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 14, 2008
File No. 0-51546

Dear Ms. Anderson:

We transmit herewith for filing with the Securities and Exchange Commission (the ‘‘Commission’’) one complete electronic version of Amendment No. 4 to the Registration Statement on Form S-4 (‘‘Amendment No. 4’’) of China Cablecom Holdings, Ltd. (‘‘China Cablecom’’) and one complete electronic version of a revised Preliminary Proxy Statement on Schedule 14A (the ‘‘Revised Proxy Statement’’) of Jaguar Acquisition Corporation (‘‘Jaguar’’ and collectively with China Cablecom, the ‘‘Companies’’).

By Federal Express, the Commission’s staff (the ‘‘Staff’’) is being furnished with three marked courtesy copies of Amendment No. 4 and the Revised Proxy Statement and all exhibits filed in connection therewith.

Amendment No. 4 and the Revised Proxy Statement respond to the comments set forth in the Staff’s letter dated February 22, 2008 (the ‘‘Staff’s Letter’’).

In order to facilitate your review of Amendment No. 4 and the Revised Proxy Statement, each of China Cablecom and Jaguar hereby respond to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 4 as filed.

China Cablecom’s and Jaguar’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.	Translated support for the supplemental materials which were provided to the Staff with respect to the statement listed as number three in the industry and market data on February 14, 2008 is being provided to the Staff under separate cover.

Proxy Statement/Prospectus Cover Page

2.	Changes in response to the Staff’s comment have been made in the Notice to Stockholders, on the cover page and on page 35, in Amendment No. 4.

Risk Factors, page 12

3.	Changes in response to the Staff’s comment have been made to the risk factor on pages 14-15 in Amendment No. 4.

4.	Changes in response to the Staff’s comment have been made on pages 23 and 90 in Amendment No. 4.

The Business Combination Proposal, page 39

Background of the Business Combination, page 40

5.	Changes in response to the Staff’s comment have been made on pages 44-45 in Amendment No. 4.

Negotiation of the Merger Agreement with China Cablecom, page 48

6.	In October 2006, Jaguar was provided a set of projections that included subscribers (on an aggregate basis) for networks that were ultimately not acquired and again on May 4, 2007 it was given another set of projections that also included networks that were not ultimately acquired (including three suburbs of Binzhou that were not included in the rollup of entities that formed Binzhou Broadcasting). Jaguar believes that the information provided by those earlier projections were not presented in a manner which would assist its shareholders in making a determination whether to approve the business combination. As an update to these figures, both Navigant and Jaguar were provided with revised projections on June 26, 2007 for two networks on a disaggregated basis, including the five entities comprising Binzhou Broadcasting that would ultimately be acquired by China Cablecom. As discussed with the Staff, clarifying disclosure regarding these projections and their presentation on page 78 in Amendment No. 4 has been included on page 52 in Amendment No. 4.

7.	Changes in response to the Staff’s comment have been made on page 56 in Amendment No. 4.

8.	Changes in response to the Staff’s comment have been made on pages 57 and 62 in Amendment No. 4.

9.	The Background section to the proxy statement/prospectus has been substantially revised in response to the Staff’s comment beginning on page 43 in Amendment No. 4.

Skillnet Due Diligence Report, page 53

10.	As discussed with the Staff, changes have been made on pages 54-55 in Amendment No. 4 to clarify the role and use of the analysis performed by Skillnet by the Board and, in view of the written materials actually provided, to re-characterize the results of such review in a manner consistent with the format in which they were considered by the Board of Directors.

Jaguar’s Reason for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 57

11.	Changes in response to the Staff’s comment have been made on pages 58-59 on Amendment No. 4.

12.	In response to the Staff’s comment a risk factor has been added on page 16 in Amendment No. 4.

13.	Changes in response to the Staff’s comment have been made on pages 62 and 81 in Amendment No. 4.

Potential Disadvantages of the Business Combination, page 59

Satisfaction of the 80% Test, page 60

14.	Changes in response to the Staff’s comment have been made to disclosure on page 65 in Amendment No. 4.

Fairness Opinion, page 63

15.	Changes in response to the Staff’s comment have been made to disclosure on pages 72, 74 and 76 in Amendment No. 4. China Cablecom and Jaguar have been advised by Navigant that although certain distortions may be created in using an annuity pricing model when aggregating with an enterprise valuation approach, this lack of proportionality is inevitable and is actually a result of viewing the fair value analysis for comparable companies and comparable transactions in terms of an accounting consolidation or ownership percentage perspective. When a discounted cash flow methodology is used, the results are much more in line given the theoretical bases of the math involved.

Comparable Company Analysis, page 66

Comparable Transaction Analysis, page 68

16.	Additional disclosure in response to the Staff’s comment has been made on pages 72, 74 and 76 in Amendment No. 4.

Application of Comparable Company and Comparable Transaction Analysis, page 71

17.	Changes in response to the Staff’s comment have been made to disclosure on page 77 in Amendment No. 4.

Terms of Merger Agreement, page 76

18.	Changes in response to the Staff’s comment have been made on page 81 in Amendment No. 4.

Additional Agreements, page 79

19.	Additional disclosure in response to the Staff’s comment has been made on page 84 in Amendment No. 4.

China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 119

Results of Operations of Binzhou Broadcasting, page 126

20.	Changes in response to the Staff’s comment have been made to disclosure on pages 4, 56, 58, 116, 128 and 129 in Amendment No. 4.

Liquidity and Capital Resources, page 129

21.	Changes in response to the Staff’s comment have been made on page 137 in Amendment No. 4.

Binzhou Guangdian Network Co., Ltd Combined Interim Financial Statements for the period ending September 30, 2007, page F-63

22.	Changes in response to the Staff’s comment have been made on page F-73 of Amendment No. 4.

Item 21. Exhibits and Financial Statements Schedules.

23.	Changes in response to the Staff’s comment have been made on Exhibit 5.1 to Amendment No. 4.

Your prompt attention to these filings would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact either Mitchell S. Nussbaum or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP by telephone at (212) 407-4159 or (212) 407-4970, respectively.

CHINA CABLECOM HOLDINGS, LTD.	JAGUAR ACQUISITION CORPORATION
By: /s/ Clive Ng	By: /s/ James S. Cassano
Name: Clive Ng	Name: James S. Cassano
Title: Chairman	Title: Chief Financial Officer